Exhibit 99.1 1Q 2020 Earnings Release April 24, 2020Exhibit 99.1 1Q 2020 Earnings Release April 24, 2020

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter of 2019. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation. 1Q20 Earnings Release │ April 24, 2020Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the first quarter of 2019. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation. 1Q20 Earnings Release │ April 24, 2020

Contents § 1Q 2020 Business Performance - Parent Performance - Consolidated Performance - Subsidiary Performance § Treasury Share Buyback Plan § 2020 Business Outlook 1Q20 Earnings Release │ April 24, 2020Contents § 1Q 2020 Business Performance - Parent Performance - Consolidated Performance - Subsidiary Performance § Treasury Share Buyback Plan § 2020 Business Outlook 1Q20 Earnings Release │ April 24, 2020

4

Parent Performance_Production / Sales

Production


(thousand tons)
QoQ
Crude Steel
Product
9,406
9,040
9,602
8,966
9,066
8,723
-536
-243
'19.1Q
'19.4Q
'20.1Q

○ **Crude steel and product production declined QoQ due to revamp of Gwangyang #3 Blast Furnace and maintenance of downstream mills incl. HR and plate lines**

· Molten iron production volume down due to G) #3 BF revamp(2.12~5.28)

· Downstream maintenance schedule

- G) #4 HR rationalization (2.26~4.21), CR Mill (2.11~15), Plate Mill (1.9~20)
- P) #4 Wire Rod (3.24~31), etc.

* G) Gwangyang Works, P) Pohang Works

[Product Production]

(thousand tons)	'19.1Q	'19.4Q	'20.1Q	QoQ
Carbon	8,542	8,463	**8,242**	-221*
STS	498	503	**481**	-22

* HR -59, CR -107, Plate -35, etc.

Sales


(thousand tons, %)
QoQ
Sales Volume
Domestic Sales Ratio
WTP Sales Ratio
9,283
9,009
8,620
55.3
53.1
54.8
29.7
28.0
27.6
-389
+1.7%p
-0.4%p
'19.1Q
'19.4Q
'20.1Q

※ In WTP volume, semi-products and un-ordered products are excluded from total sales

○ **Product inventory remained same as previous quarter while product sales volume decreased affected by blast furnace revamp**

· Sales volume by product(k tons) : HR -89, CR -157, etc.

· WTP sales volume(k tons) : '19.4Q) 2,386 → '20.1Q) 2,266(-120)

[Product Sales]

(thousand tons)	'19.1Q	'19.4Q	'20.1Q	QoQ
Domestic	5,131	4,781	**4,729**	-52
Export	4,152	4,228	**3,891**	-337
Inventory	1,198	1,107	**1,107**	-

*WTP(World Top Premium) includes World First/World Best products

With POSCO
1Q20 Earnings Release | April 24, 2020

5

Parent Performance

P/L


(billion KRW)
QoQ
Revenue
7,817
7,345
6,970
-375
Operating Profit
833
367
458
+91
OP Margin
10.7%
5.0%
6.6%
+1.6%p
'19.1Q
'19.4Q
'20.1Q

Financial Structure


QoQ
Liabilities Ratio
20.0%
22.1%
28.3%
+6.2%p
Net Debt
(trillion KRW)
-3.5
-2.5
-3.1
-0.6
'19.1Q
'19.4Q
'20.1Q

○ **Operating profit gained with raw material prices declined despite sales volume contraction and softened price under worsening demand situation**

· Raw material input cost (Indexed as of '19.3Q=100)
- Iron ore : '19.4Q) 100 → '20.1Q) 95
- Coking coal : '19.4Q) 88 → '20.1Q) 80

【Operating Profit】


(billion KRW)
367
-46
Production/ Sales volume
-76
Sales price, etc.
+213
Raw material cost
458
QoQ
+91
'19.4Q
'20.1Q

○ **Preemptively issued global bonds in preparation for debt repayment, which increased liabilities and cash balance**

· Global bond issued : 940 million USD, 500 million EUR

* Repayment schedule : '20) 1.0, '21) KRW 1.5 trillion

【Cash Balance & Debt】

(bn KRW)	'19.1Q	'19.4Q	'20.1Q	QoQ
Cash Balance	7,734	8,822	**11,723**	+2,901
Debt	4,282	6,338	**8,662**	+2,324

With POSCO
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6

Consolidated Performance

P/L


(billion KRW)
QoQ
Revenue
Operating Profit
OP Margin
16,014
1,203
7.5%
16,043
558
3.5%
14,546
705
4.8%
-1,497
+147
+1.3%p
'19.1Q
'19.4Q
'20.1Q

Financial Structure


QoQ
Liabilities Ratio
68.8%
65.4%
73.5%
+8.1%p
Net Debt
(trillion KRW)
9.0
8.0
8.2
+0.2
'19.1Q
'19.4Q
'20.1Q

○ **Consolidated operating profit improved on stronger performance of global&Infra business incl. E&C and energy**

【Aggregated Operating Profit】

(billion KRW)	'19.1Q	'19.4Q	'20.1Q	QoQ
Steel	893	279	383	+104
Overseas steel	13	-89	-81	+8
Global&Infra	293	266	375	+109
New Growth	21	20	14	-6

- **Overseas steel subsidiaries operating profit in '20.1Q** (million USD)
  PT.KP -38, PZSS -18, POSCO Maharashtra -2, PY VINA* -3

* Posco Yamato Vina Steel Joint Stock Company

○ **Liabilities ratio went up from bond issuing and short-term borrowings for preparing repayment**

- **Debt :** POSCO +2,324 billion KRW
  (Incl. global bonds 940 million USD, 500 million EUR)
  POSCO International KRW 555 billion KRW
  (Short-term borrowings for maintaining cash balance), etc.

【Cash Balance & Debt】

(billion KRW)	'19.1Q	'19.4Q	'20.1Q	QoQ
Cash Balance	10,887	12,463	15,351	+2,888
Debt	19,932	20,442	23,503	+3,061

With POSCO
1Q20 Earnings Release | April 24, 2020

7

Subsidiary Performance

POSCO International

- Operating profit jumped on stable gas sales while revenue shrank from weakened global trading sector due to COVID-19


QoQ
Revenue
Operating Profit
(billion KRW)
5,736
159
'19.1Q
5,463
89
'19.4Q
5,087
135
'20.1Q
-376
+46

POSCO E&C

- Profit improved supported by housing segment and reduced general & administrative expenses
  - Housing projects incl. Songdo First Park +34 billion KRW


QoQ
Revenue
Operating Profit
(billion KRW)
1,516
38
'19.1Q
2,147
105
'19.4Q
1,829
113
'20.1Q
-318
+8

POSCO Energy

- OP surged with lower cost of direct LNG import for Incheon #3 Power Plant, increased CP price and renewal of fuel cell LTSA
  - CP price (KRW/kWh) : ('19.4Q) 8.1 → ('20.1Q) 11.8


QoQ
Revenue
Operating Profit
(billion KRW)
535
54
'19.1Q
402
24
'19.4Q
422
84
'20.1Q
+20
+60

POSCO Chemical

- Profit declined as chemical margin worsened with collapse of oil prices and inventory valuation loss on cathode business
  - Oil price applied in chemical segment(HSFO) : ('19.4Q) 393→('20.1Q) U$276/ton
  - Average cathode sales price decreased by -12% QoQ


QoQ
Revenue
Operating Profit
(billion KRW)
343
21
'19.1Q
375
23
'19.4Q
377
16
'20.1Q
+2
-7

With POSCO
1Q20 Earnings Release | April 24, 2020

8

Treasury Share Buyback Plan

Share repurchase worth of KRW 1 trillion to be carried out through trust agreement for one year period

○ Purpose of Share Buyback

- Raise shareholders' value by stabilizing the stock price and increasing shareholder return

○ Trust Agreement Period

- April 13, 2020 ~ April 12, 2021

※ History of Share Repurchase, Disposal and Cancellation

	Year	'000 shares	Purpose
Repurchase	'94~'07	30,655	Raise shareholders' value and stabilize stock price
Disposal	'95~'14	14,290	List the stock on London and Tokyo Stock Exchanges and raise capital for ESOP
Cancellation	'01~'04	9,294	Raise shareholders' value

* Treasury stock as of April 24, 2020 : 7,071 thousand shares (8.1%)

With POSCO
1Q20 Earnings Release | April 24, 2020

9 2020 Business Outlook (Modified) Parent Consolidated (trillion KRW) 25.2 Revenue 57.5 Crude steel production 34.1 million tons Product sales 32.4 million tons Capex 3.2 5.2 Debt 7.2 22.09 2020 Business Outlook (Modified) Parent Consolidated (trillion KRW) 25.2 Revenue 57.5 Crude steel production 34.1 million tons Product sales 32.4 million tons Capex 3.2 5.2 Debt 7.2 22.0

※ Appendix § Summarized Financial Statements § Aggregated Earnings by Segment 1Q20 Earnings Release │ April 24, 2020※ Appendix § Summarized Financial Statements § Aggregated Earnings by Segment 1Q20 Earnings Release │ April 24, 2020

11 Summarized F/S_Parent Income Statement ’19.1Q ’19.4Q ’20.1Q QoQ Crude Steel Production (thousand tons) 9,406 9,602 9,066 -536 Product Sales (thousand tons) 9,283 9,009 8,620 -389 STS 507 481 469 -12 Carbon Steel Sales Price (thousand KRW) 722 697 692 -5 (billion KRW) Revenue 6,970 -375 7,817 7,345 Cost of Goods Sold 6,728 6,676 6,230 -446 Gross Profit 1,089 669 740 +71 SG&A 256 302 282 -20 Operating Profit 833 367 458 +91 +1.6%p (Operating Margin) (10.7%) (5.0%) (6.6%) Non-Operating Profit 90 -896 159 +1,055 Net Profit 671 -540 453 +993 (Net Margin) +13.9%p (8.6%) (-7.4%) (6.5%) 1Q20 Earnings Release │ April 24, 202011 Summarized F/S_Parent Income Statement ’19.1Q ’19.4Q ’20.1Q QoQ Crude Steel Production (thousand tons) 9,406 9,602 9,066 -536 Product Sales (thousand tons) 9,283 9,009 8,620 -389 STS 507 481 469 -12 Carbon Steel Sales Price (thousand KRW) 722 697 692 -5 (billion KRW) Revenue 6,970 -375 7,817 7,345 Cost of Goods Sold 6,728 6,676 6,230 -446 Gross Profit 1,089 669 740 +71 SG&A 256 302 282 -20 Operating Profit 833 367 458 +91 +1.6%p (Operating Margin) (10.7%) (5.0%) (6.6%) Non-Operating Profit 90 -896 159 +1,055 Net Profit 671 -540 453 +993 (Net Margin) +13.9%p (8.6%) (-7.4%) (6.5%) 1Q20 Earnings Release │ April 24, 2020

12

Summarized F/S_Parent Balance Sheet

(billion KRW)

	'19.1Q	'19.4Q	'20.1Q	QoQ
Current Assets	17,604	18,216	20,774	+2,558
Cash Balance*	7,734	8,822	11,723	+2,901
Accounts Receivable	4,449	3,987	3,680	-307
Inventories	4,998	4,989	4,768	-221
Current Ratio	422.7%	546.8%	497.1%	-49.7%p
Non-Current Assets	37,608	37,495	37,662	+167
Other Long-term financial assets	1,200	1,258	1,197	-61
PP&E	19,953	20,132	20,182	+50
Total Assets	55,212	55,711	58,436	+2,725
Liabilities	9,211	10,097	12,886	+2,789
Current Liabilities	4,164	3,331	4,179	+848
Non-Current Liabilities	5,047	6,765	8,707	+1,942
Interesting-bearing Debt	4,282	6,338	8,662	+2,324
Liabilities Ratio	20.0%	22.1%	28.3%	+6.2%p
Equity	46,001	45,614	45,550	-64

* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

With POSCO

1Q20 Earnings Release | April 24, 2020

13

Summarized F/S_Consolidated Income Statement

(billion KRW)

	'19.1Q	'19.4Q	'20.1Q	QoQ
Revenue	16,014	16,043	**14,546**	-1,497
Gross Profit	1,813	1,210	**1,310**	+100
(Gross Margin)	(11.3%)	(7.5%)	**(9.0%)**	(+1.5%p)
SG&A	610	652	**605**	-47
Operating Profit	1,203	558	**705**	+147
(Operating Margin)	(7.5%)	(3.5%)	**(4.8%)**	(+1.3%p)
Non-Operating Profit	-66	-372	**-51**	+321
Share of Profit(Loss) of Equity-accounted Investees	67	44	**32**	-12
Finance Income and Costs	-57	-147	**-26**	+121
Foreign Currency Transaction & Translation Gain(Loss)	18	6	**-168**	-174
Net Profit	778	26	**435**	+409
(Net Margin)	(4.9%)	(0.2%)	**(3.0%)**	(+2.8%p)
Profit Attributable to Owners of the Controlling Company	741	51	**395**	+344

With POSCO

1Q20 Earnings Release | April 24, 2020

14

Summarized F/S_Consolidated Balance Sheet

(billion KRW)

	'19.1Q	'19.4Q	'20.1Q	QoQ
Current Assets	34,678	34,843	37,813	+2,970
Cash Balance*	10,887	12,463	15,351	+2,888
Accounts Receivable	10,110	9,078	9,344	+266
Inventories	11,259	10,920	10,712	-208
Current Ratio	183.0%	213.4%	206.8%	-6.6%p
Non-Current Assets	45,062	44,216	44,433	+217
Other Long-term financial assets	1,667	1,669	1,604	-65
PP&E	30,486	29,926	30,352	+426
Total Assets	79,740	79,059	82,246	+3,187
Liabilities	32,495	31,264	34,831	+3,567
Current Liabilities	18,945	16,324	18,285	+1,961
Non-Current Liabilities	13,550	14,940	16,546	+1,606
Interesting-bearing Debt	19,932	20,442	23,503	+3,061
Liabilities Ratio	68.8%	65.4%	73.5%	+8.1%p
Equity	47,245	47,795	47,415	-380
Owners of the Controlling Company	43,945	44,472	43,990	-482

* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities

With POSCO

1Q20 Earnings Release | April 24, 2020

15 Aggregated Earnings by Segment (billion KRW) Revenue Operating Profit Net Profit Segment ’19.1Q ’19.4Q ’20.1Q ’19.1Q ’19.4Q ’20.1Q ’19.1Q ’19.4Q ’20.1Q Steel 12,556 12,018 11,075 893 279 383 635 -964 285 Global&Infra 12,155 12,710 11,435 293 266 375 178 45 261 Trading 9,371 9,232 8,424 180 107 148 73 -3 78 E & C 1,638 2,315 1,937 25 96 124 21 -61 103 Energy 568 443 454 66 36 84 68 99 63 I C T 223 282 269 11 13 11 7 8 8 New Growth* 383 387 388 21 20 14 30 16 33 Total 25,094 25,115 22,898 1,207 565 772 843 -903 579 * New Growth segment includes the segment previously categorized as chemical business 1Q20 Earnings Release │ April 24, 202015 Aggregated Earnings by Segment (billion KRW) Revenue Operating Profit Net Profit Segment ’19.1Q ’19.4Q ’20.1Q ’19.1Q ’19.4Q ’20.1Q ’19.1Q ’19.4Q ’20.1Q Steel 12,556 12,018 11,075 893 279 383 635 -964 285 Global&Infra 12,155 12,710 11,435 293 266 375 178 45 261 Trading 9,371 9,232 8,424 180 107 148 73 -3 78 E & C 1,638 2,315 1,937 25 96 124 21 -61 103 Energy 568 443 454 66 36 84 68 99 63 I C T 223 282 269 11 13 11 7 8 8 New Growth* 383 387 388 21 20 14 30 16 33 Total 25,094 25,115 22,898 1,207 565 772 843 -903 579 * New Growth segment includes the segment previously categorized as chemical business 1Q20 Earnings Release │ April 24, 2020